Addiction Cure Therapeutic Sciences, Inc.

Financial Statements (Unaudited)

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Addiction Cure Therapeutic Sciences, Inc.
Coconut Creek, Florida

We have reviewed the accompanying financial statements of Addiction Cure Therapeutic Sciences, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2021 and for the period from April 28, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

August 17, 2022
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Balance Sheets (unaudited)
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 1,013	$ -
Total assets	$ 1,013	$ -
Liabilities and Stockholders' Deficit		
Current liabilities:		
Advances - stockholder	$ 3,729	$ 150
Stockholders' deficit:		
Common stock $0.001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding at December 31, 2021 and 10,000,000 shares authorized; 9,850,000 shares issued and outstanding at December 31, 2020	10,000	9,850
Preferred stock $0.001 par value; 2,000 shares authorized; 2,000 shares issued and outstanding at December 31, 2021 and 2020	2	2
Accumulated deficit	(12,718)	(10,002)
Total stockholders' deficit	(2,716)	(150)
Total liabilities and stockholders' deficit	$ 1,013	$ -

See report of independent accountants and accompanying notes to financial statements.

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Statements of Operations (unaudited)
Year Ended December 31, 2021 and for the period from
April 28, 2020 (inception) through December 31, 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	2,716	10,002
Net loss	$ (2,716)	$ (10,002)

See report of independent accountants and accompanying notes to financial statements.

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Statements of Changes in Stockholders' Equity (Deficit) (unaudited)
Year Ended December 31, 2021 and for the period from
April 28, 2020 (inception) through December 31, 2020

	Common Stock	Preferred Stock	Accumulated Deficit	Total
Balance, April 28, 2020	$ -	$ -	$ -	$ -
Issuance of stock	9,850	2	-	9,852
Net loss	-	-	(10,002)	(10,002)
Balance, December 31, 2020	9,850	2	(10,002)	(150)
Issuance of stock	150	-	-	150
Net loss	-	-	(2,716)	(2,716)
Balance, December 31, 2021	$ 10,000	$ 2	$ (12,718)	$ (2,716)

See report of independent accountants and accompanying notes to financial statements.

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Statements of Cash Flows (unaudited)
Year Ended December 31, 2021 and for the period from
April 28, 2020 (inception) through December 31, 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (2,716)	$ (10,002)
Adjustments to reconcile net loss to net cash from operating activities:		
Stock compensation	150	9,852
Net cash used in operating activities	(2,566)	(150)
Cash flows provided by financing activities:		
Proceeds from stockholder advances	3,579	150
Net change in cash	1,013	-
Cash, beginning of period	-	-
Cash, end of period	$ 1,013	$ -
Supplemental disclosure of non-cash transactions:		
Stock issued for stock compensation	$ 150	$ 9,852

See report of independent accountants and accompanying notes to financial statements.

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Notes to Financial Statements (unaudited)

1.   Summary of Significant Accounting Policies:

Nature of Business: Addiction Cure Therapeutic Sciences, Inc. (the "Company") was incorporated on April 28, 2020 in the State of Florida. The Company intends to operate as a biotech firm that develops therapeutic products to treat and cure drug and alcohol addiction.

Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on funding laboratory tests with recognized research labs or promising epigenetic and endocannabinoid compounds it has already identified as potential addiction cures based on the expertise of its scientists, board and advisory board members. By the Company raising capital this will enable it to continue its plan to attract additional scientists and work with key researchers and laboratories, as well as grow the Company's social media presence via marketing, with the goal of searching for and finding a cure to bring to market. The Company believes that through its crowdfunding efforts and other investor support it will be able to raise additional capital to support the testing of its first two compounds and operate for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Start-up and Organizational Expenses: The Company expenses start-up and organizational expenses as incurred. Total start-up and organizational expenses were $2,566 and $150 for 2021 and 2020, respectively.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

2.   **Advances – Stockholder:**

During 2021 and 2020, a stockholder of the Company advanced funds to the Company to assist with working capital obligations. The advances do not bear interest and are to be repaid upon the Company having sufficient cash flow to make payments. The outstanding balance on the advances was $3,729 and $150 at December 31, 2021 and 2020, respectively.

3.   **Stockholders' Deficit:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock at $0.001 par value per share and 2,000 shares of preferred stock at $0.001 par value per share as of December 31, 2021. As of December 31, 2020, the Company was authorized to issue 10,000,000 shares of common stock at $0.001 par value per share and 2,000 shares of preferred stock at $0.001 par value per share. The Company had 10,000,000 and 9,850,000 shares of common stock issued and outstanding at December 31, 2021 and 2020, respectively. The Company had 2,000 shares of preferred stock issued and outstanding at December 31, 2021 and 2020. The holder of each share of common stock is entitled to one vote per share and the holder of each share of preferred stock is entitled to 5,000 votes per share. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The Company issued the shares during 2021 and 2020 for services rendered to the Company and as a form of stock based compensation. Management determined the fair value of the stock issued to be its par value, $0.001 per share. Stock compensation of $150 and $9,852 was recognized for 2021 and 2020, respectively.

ADDICTION CURE THERAPEUTIC SCIENCES, INC.

Notes to Financial Statements (unaudited), Continued

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $12,700 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.   **Subsequent Events:** Management has evaluated subsequent events through August 17, 2022 the date the financial statements were available to be issued, and has determined that other than disclosed below, there are no additional subsequent events to be reported in the accompanying financial statements.

During 2022, the Company issued 2,100,000 shares of common stock for a total of $12,500 and for services rendered to the Company.

During 2022, the Company issued 1,205,000 stock options to various advisors of the Company. The options expire in June 2027.